SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                          (Amendment No.2)

                    Transatlantic Holdings, Inc.
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class of Securities)


                             893521104
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          Thomas Tays
                        Chief Legal Officer

                  DAVIS SELECTED ADVISERS, L.P.
                2949 East Elvira Road, Suite 101
                    Tucson, Arizona 85756
                        (520) 434-3771
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         August 23, 2011
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]

Rider 1A


CUSIP No. 893521104                                           13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Davis Selected Advisers, L.P.
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     AF
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado
___________________________________________________________________

                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    6,185,895 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    7,285,237 shares (Shared)
                                        1,266,370 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    14,737,502 shares
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :                0 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,737,502 shares
___________________________________________________________________

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      23.6%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________



CUSIP No. 893521104                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Davis New York Venture Fund
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b)X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
 	OO
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER
                                   :    6,089,151 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	6,089,151 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,089,151 shares
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      9.7%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________





Item 1.  Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock (the "Securities") of Transatlantic Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices located at 80 Pine Street, New York, New York.

Item 2.  Identity and Background

(a)-(c) This statement is being filed by Davis Selected Advisers, L.P. ("Davis Advisors"), an investment advisor registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756. Davis Advisors provides discretionary portfolio management services, serving as investment adviser or sub-adviser for registered investment companies (including the Davis Funds, Selected Funds, and Clipper Fund), unregistered investment companies, offshore funds, and private accounts.
Davis Advisors also works with sponsors to serve as investment adviser for managed money/wrap account programs. In certain managed money/wrap account programs, Davis Advisors will provide non-discretionary investment management services (generally in the form of model portfolios). Davis New York Venture Fund, Inc. is a registered investment company organized as a Maryland Corporation and has four series or portfolios, including Davis New York Venture Fund. Davis New York Venture Fund, joint filer of this Schedule 13D, may be reached c/o Davis Selected Advisers, L.P. 2949 East Elvira Road,
Suite 101, Tucson, Arizona 85756.

The names, business addresses, and principal occupations of the general partner and executive officer of Davis Advisors, and each director and each executive officer of Davis New York Venture Fund (collectively, the "Principals")are set forth in Schedule I.

The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Davis Advisors, Inc., including Davis New York Venture Fund, under sole or shared discretionary authority granted to Davis Advisors. None of the Securities are owned by or on behalf of Davis Advisors and less than 0.5% of the Issuer's outstanding securities are owned by Davis Advisors partners and officers and officers of Davis New York Venture Fund, in aggregate.

(d) During the last five years, none of Davis Advisors, Davis New York Venture Fund or any of the Principals has been convicted in any criminal proceeding.

(e) During the last five years, none of Davis Advisors, Davis New York Venture Fund or any of the Principals has been a party to any civil or administrative proceeding that resulted in such person or entity being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Davis Advisors is a Colorado limited partnership; Davis New York Venture Fund is a Maryland corporation. The citizenship of each Principal is set forth in Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration

The respective investment advisory clients of Davis Advisors used approximately $622,567,688 in the aggregate to purchase the Securities reported in this filing. All funds used to purchase Securities were assets of these respective clients and none were assets of Davis Advisors. In addition, none of the funds used to purchase the Securities were provided through borrowings of any nature.


Item 4.  Purpose of Transaction

Item 4 shall be amended and restated as follows:

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Davis Advisors has either sole or shared discretionary dispositive or voting power. The Beneficial ownership on the part of Davis Advisors is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities were made for investment purposes only and in the ordinary course of business of Davis Advisors as a registered investment advisor. Davis Advisors may, from time to time and at any time, purchase additional securities on behalf of clients in the future. Davis Advisors reserves the right to sell all or a part of the current holdings of the Securities from time to time and at any time.

Davis Advisors is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Davis Advisors analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies.

Davis Advisors qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G and, as a routine matter, Davis Advisors utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Davis Advisors may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters or possible courses of action to assist in building corporate intrinsic value per share or to cause the portfolio company's true economic value to be recognized. In such situations, Davis Advisors may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

On June 12, 2011, via a press release, the Issuer announced that it had entered into a definitive merger agreement with Allied World Assurance Company Holdings, AG (NYSE: AWH) that will create a global specialty insurance and reinsurance company.

Davis Advisors:

1. has serious concerns about the proposed transaction;
2. may oppose the proposed transaction;
3. may encourage the Issuer's management to explore other strategic options to maximize shareholder value; and
4. may have additional conversations with the Issuer and/or third parties regarding opportunities to maximize the Issuer's value including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4.

To satisfy the requirements of New York State Insurance regulators, on June 10, 2009 Davis Advisors entered into a binding agreement with the Issuer whereby Davis Advisors agreed to vote the number of shares of the Issuer owned by Davis Advisors in excess of 9.9% of the Issuers' outstanding shares in a manner proportionate to the vote of the owners of the shares (excluding Davis Advisors, shareholders beneficially owning more than 10% of outstanding shares, and directors and officers of the Issuer) voting on such matters.

To satisfy the requirements of New York State Insurance regulators, on June 17, 2009 Davis Advisors entered into a Special Commitment to the
New York Insurance Department in which Davis Advisors agreed, among other things, that it will not directly or indirectly


1. Acquire or retain shares that would cause its ownership of the Issuer to exceed 24.9% of the Issuer's issued and outstanding voting securities;

2. By any means direct or cause the direction, or attempt to direct or cause the direction, of the management or policies of the Issuer, including exercising or attempting to exercise a controlling influence over the management or policies of the Issuer or otherwise exercise or attempt to exercise control over the Issuer;

3. Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or the Board of Directors of the Issuer;

4. Seek or accept representation on the Board of Directors of the Issuer;

5. Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of the Issuer; however, it is recognized that Davis Advisors receives inquires from investors with respect to specific proxy materials and Davis Advisors may discuss same with such investors as part of its investment responsibilities;

6. Without 30-day prior notification to the New York Insurance
Department, enter into any transactions of the kinds set forth in New York Insurance Law Section 1505(c) or (d) with the Issuer.

As of August 23, 2011, based upon the current offer, Davis Advisors has decided to oppose the proposed agreement and plan of merger with Allied World Assurance Company Holdings, AG (NYSE: AWH) dated June 12, 2011. Davis Advisors believes that the current offer from Allied World Assurance Company Holdings is not in the best interest of maximizing value for shareholders. Davis Advisor's agreement (described above) with the Issuer allows Davis Advisors to vote 9.9% of the Issuer's outstanding shares in connection with the proposed merger, and at this time, Davis Advisors intends to vote against this proposed merger

Davis Advisors may add to or redeem its shares of the issuer.



Item 5.  Interest In Securities Of The Issuer

Item 5 shall be amended and restated as follows:

(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 14,737,502 shares of the common stock of the Issuer, constituting approximately 23.6% of the Issuer's outstanding shares, Rider 6A.

___________________________________________________________________

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Davis Advisors' Voting Authority

Sole:                          6,185,895        9.9%
Shared:                        7,285,237       11.7%
None:                          1,266,370        2.0%

Total                         14,737,502       23.6%

Davis Advisors' Dispositive Authority

Sole:                         14,737,502       23.6%
Shared:                       none              0.0%

Total                         14,737,502       23.6%


___________________________________________________________________
Davis New York Venture Fund's Voting Authority

Sole:                         none              0.0%
Shared:                       6,089,151         9.7%
None:                         none              0.0%

Total                         6,089,151         9.7%

Davis New York Venture Fund's Dispositive Authority

Sole:                         none              0.0%
Shared:                       6,089,151         9.7%

Total                         6,089,151         9.7%



(b) Davis Advisors generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by Davis New York Venture Fund are reported in the "shared" category.

(c) Please see Schedule II for purchase and sale transactions in the Securities during the past sixty days.

(d) The investment advisory clients of Davis Advisors have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Davis Advisors does not have an economic interest in any of the Securities reported herein.

(e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Davis Advisors are established in written investment advisory agreements between clients and Davis Advisors, which are entered into in the normal and usual course of the business of Davis Advisors as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 6 of Schedule 13D other than voting of proxies. In connection with voting, Davis Advisors may be allowed or directed to vote the proxies received by client accounts.

Item 7.  Material to be Filed as an Exhibit

Item 7 shall be amended and restated as follows:


Exhibit 1	Joint Filing Agreement by and between Davis Advisors and Davis New
		York Venture Fund, dated August 23, 2011

Exhibit 2 	Disclaimer of Control Davis Selected Advisors Filed Pursuant to
                Section 1501(c) of New York Insurance Law 0n behalf of Transatlantic Reinsurance Company



Exhibit 3  	Special Commitment To The New York State Insurance Department


                                     SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 2011


                                 DAVIS SELECTED ADVISERS, L.P.

                                 By /s/ Thomas Tays
                                 _______________________________
                                 Thomas Tays
                                 Vice President & Chief Legal Officer

                                 DAVIS NEW YORK VENTURE FUND

                                 By /s/ Thomas Tays
                                 _______________________________
                                 Thomas Tays
                                 Vice President & Secretary

EXHIBIT 1


Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of August 23, 2011.


                              Davis Selected Advisers, L.P.

                              By  /s/ Thomas Tays
                              _________________________________
                              Thomas Tays
                              Vice President and Chief Legal Officer

                              Davis New York Venture Fund

                              By /s/ Thomas Tays
                              _______________________________
                              Thomas Tays
                              Vice President & Secretary


Exhibit 2

Disclaimer of Control Davis Selected Advisors Filed Pursuant to Section 1501(c) of New York Insurance Law 0n behalf of Transatlantic Reinsurance Company


June   10, 2009
VIA FEDERAL EXPRESS
Mr. Bruno Bailo
Examiner
New York Insurance Department
25 Beaver Street
New York, New York 10004

      Re:	Disclaimer of Control Davis Selected Advisors
      	        Filed Pursuant to Section 1501(c) of New York Insurance Law On behalf of Transatlantic Reinsurance Company

Dear Mr. Bailo:

      As discussed during our June 2, 2009 telephone conversation with the Department, Transatlantic Reinsurance Company and Putnam Reinsurance Company (hereafter "TRC") on their own behalf and on behalf of Davis Selected Advisors, L.P., a Colorado Limited Partnership (hereafter "Davis") herewith request a determination of non-control with respect to Davis's ownership stake in Transatlantic Holdings, Inc. (hereafter "TRH"), the 100% owner of TRC.
We request this determination pursuant to the authority granted to the Superintendent of Insurance by Section 1501(c) of the New York Insurance Law. This matter arises from Davis's equity holdings in the TRH, a publicly held, Delaware domiciled, Insurance Holding Company (NYSE: TRH).

     As of June 8, 2009 TRH had 67,364,724 voting shares issued and outstanding.

     As of June 8, 2009 Davis had sole dispositive power over 15,369,728 shares of TRH of which it had sole voting power over 14,585,302 shares of TRH, representing 21.65% of all voting shares issued and outstanding.

     Davis does not hold or have rights under any other notes, bonds, or other obligations from TRH.

     Davis does not have any rights to acquire directly or indirectly additional shares of TRH.

     Section 1501(2) of the Insurance Law creates a presumption of control under certain conditions:

     "(2) "Control", including the terms "controlling", "controlled by" and "under common control with", means the possession direct or indirect of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise; but no person shall be deemed to control another person solely by reason of his being an officer or director of such other person. Subject to subsection (c) hereof, control shall be presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote ten percent or more of the voting securities of any other person."

   Davis and TRC assert that Section 1501(2) is inapplicable in this instance save for the presumption of "control" created by Davis's ownership of TRH shares. Davis, as set forth in Paragraph 1, Agreement to Vote of the Voting Agreement (attached and also excerpted below), has agreed to vote all shares in excess of 9.9% of its shares (the "Excess Shares")in a manner proportionate to the other stockholders (excepting itself and other stockholders owning more than 10%).

     "1.	Agreement to Vote.

     The Stockholder hereby agrees to vote the number of Shares Beneficially Owned by it in excess of 9.9% of the outstanding Shares (such number of Shares, the "Excess Shares") on each matter on which the Excess Shares shall be entitled to vote at every duly called annual or special meeting of stockholders of the Company, and at every postponement or adjournment thereof, or to act by written consent in lieu of any meeting of the stockholders of the Company, in a manner proportionate to the vote of the holders of the Shares (other than Stockholder, stockholders of the Company Beneficially Owning more than 10% of the outstanding Shares and directors and officers of the Company) voting on (and entitled to vote on) such matter. For the purposes of this Agreement, "Beneficial Ownership", "Beneficial Owner" and "Beneficially Own" refer to ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power which includes the power to vote, or to direct the voting of, such security; and/or (b) investment power which includes the power to dispose, or to direct the disposition of, such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended."

   Davis and TRC further assert that Section 1501(2) is inapplicable in this instance because Davis, as agreed in paragraph 2, Grant of Proxy (attached and also excerpted below), has granted TRH a proxy to vote all Excess Shares in the manner specified in Paragraph 1 of the Voting Agreement.

      2.	Grant of Proxy.

     (a) Stockholder hereby constitutes and appoints the Company, with full power of substitution, its true and lawful proxy and attorney-in-fact to vote at any meeting (and any adjournment or postponement thereof) of the Company's stockholders called for any purpose, or to execute a written consent of stockholders in lieu of any such meeting, all Excess Shares that Stockholder is entitled to vote as of the relevant record date in the manner specified in Section 1 hereto.

     (b) The proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke all prior proxies granted by Stockholder. Stockholder shall not grant any proxy to any person which conflicts with the proxy granted herein, and any attempt to do so shall be void.

     (c) If Stockholder fails for any reason to vote its Excess Shares as required by Section 1 hereof, then the Company shall have the right to vote the Excess Shares at any meeting of the Company's stockholders and in any action by written consent of the Company's stockholders in accordance with Section 1. The vote of the Company shall control in any conflict between a vote of such Excess Shares by the Company and a vote of such Excess Shares by Stockholder.

   Based on the foregoing we believe it reasonable for the Superintendent to determine that Davis, because of the restrictions on its ability to vote its shares as set forth in the Voting Agreement and because there are no other agreements, obligations, instruments or covenants that grant Davis any role in day to day management or participation in the activities or election of the Board of Directors is not a Controlling Person within the Meaning of Section 1501 (2) of the New York Insurance Law.

   Should any of the circumstances of Davis's involvement in the affairs of TRC change, Davis and/or TRC will inform the Department immediately so that the Superintendent can modify any determination as deemed appropriate.

   We respectfully request that this letter and its contents receive confidential treatment in accordance with New York Law as it contains confidential information. If a preliminary determination is made not to afford confidential treatment to any portion of this application that is not already public information, as a result of a Freedom of Information Law request or otherwise, TRC and Davis request they be given notice thereof and ample time to permit an appropriate response as to why such information should remain confidential.

   We thank you for your time and consideration, please contact the undersigned if you have any questions or require additional information in support of this request.

					Sincerely,


					Edward J. Kelley

                         VOTING AGREEMENT
     THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of June [ ], 2009 by and between Transatlantic Holdings, Inc., a Delaware corporation (the "Company") and Davis Selected Advisors, L.P. a Colorado limited partnership ("Stockholder").

                                RECITALS
     WHEREAS, as of the date hereof, Stockholder is the record and Beneficial Owner of shares of common stock, par value $1.00 per share, of the Company (the "Shares");

     WHEREAS, each of Stockholder and the Company desires, for its mutual benefit and protection, to enter into this Agreement with respect to certain matters relating to the voting of the Shares and certain other matters set forth herein.

                               AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto hereby agree as follows:

     1. Agreement to Vote. The Stockholder hereby agrees to vote the number of Shares Beneficially Owned by it in excess of 9.9% of the outstanding Shares (such number of Shares, the "Excess Shares") on each matter on which the Excess Shares shall be entitled to vote at every duly called annual or special meeting of stockholders of the Company, and at every postponement or adjournment thereof, or to act by written consent in lieu of any meeting of the stockholders of the Company, in a manner proportionate to the vote of the holders of the Shares (other than Stockholder, stockholders of the Company Beneficially Owning more than 10% of the outstanding Shares and directors and officers of the Company) voting on (and entitled to vote on) such matter. For the purposes of this Agreement, "Beneficial Ownership", "Beneficial Owner" and "Beneficially Own" refer to ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power which includes the power to vote, or to direct the voting of, such security; and/or (b) investment power which includes the power to dispose, or to direct the disposition of, such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

     2. Grant of Proxy.
       (a) Stockholder hereby constitutes and appoints the Company, with full power of substitution, its true and lawful proxy and attorney-in-fact to vote at any meeting (and any adjournment or postponement thereof) of the Company's stockholders called for any purpose, or to execute a written consent of stockholders in lieu of any such meeting, all Excess Shares that Stockholder is entitled to vote as of the relevant record date in the manner specified in
Section 1 hereto.


       (b) The proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke all prior proxies granted by Stockholder. Stockholder shall not grant any proxy to any person which conflicts with the proxy granted herein, and any attempt to do so shall be void.

      (c) If Stockholder fails for any reason to vote its Excess Shares as required by Section 1 hereof, then the Company shall have the right to vote the Excess Shares at any meeting of the Company's stockholders and in any action by written consent of the Company's stockholders in accordance with Section 1. The vote of the Company shall control in any conflict between a vote of such Excess Shares by the Company and a vote of such Excess Shares by Stockholder.

     3. Representations and Warranties of the Stockholder. The
Stockholder represents and warrants to the Company as follows:

       (a) Organization and Authority. As of the date hereof, Stockholder is the Beneficial Owner of more than 10% of the outstanding Shares. Stockholder is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Colorado. Stockholder has full legal power and authority, and has taken all required legal action necessary, to execute and delivery this Agreement and all other agreements, instruments, certificates, notices and other documents as are necessary to consummate the transactions contemplated hereby and otherwise to carry out the terms of this Agreement. Stockholder has duly and validly authorized the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby has been duly and validly authorized by it and no other proceedings on its part are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

       (c) Enforceability. This Agreement has been duly and validly executed by Stockholder and, assuming due authorization, execution and delivery by the Company constitutes, the legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with the terms hereof.

       (d) Consents and Approvals. No consent, approval, waiver, authorization, notice or filing is required to be obtained by Stockholder from, or to be given by it to, or made by it with, any domestic or foreign governmental, legislative, judicial, administrative or regulatory authority, agency, commission, body, court, association or entity (a "Governmental Entity") or any other person, in connection with the execution, delivery and performance by Stockholder of this Agreement.

       (e) Non-Contravention. The execution, delivery and performance by Stockholder of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not (i) violate any provision of its organizational documents; (ii) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of it under, or result in a loss of any benefit to which it is entitled under, any contract or agreement, or result in the creation of any liens, claims, encumbrances, mortgages, security interests and charges of any nature whatsoever ("Liens") (other than as created by this Agreement) upon its assets and properties; or (iii) violate, or result in a breach of, or constitute a default under any law or order, writ, judgment, injunction, decree or award entered by or with any Governmental Entity to which it is subject, other than, in the cases of clauses (ii) and (iii), conflicts, breaches, terminations, defaults, cancellations, accelerations, losses, violations or Liens that would not materially impair or delay its ability to perform its obligations hereunder.

     4. Shares. This Agreement shall govern all Shares now or hereafter Beneficially Owned by Stockholder.

     5. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

     6. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by registered or certified mail (postage prepaid. return receipt requested) or sent by nationally-recognized overnight courier to each other party as set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith.
Any such notice or communication shall be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (c) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent and (d) in the case of mailing, on the fifth business day following that on which the piece of mail containing such communication is posted:

     if to the Company: 	Transatlantic Holdings, Inc.
                                80 Pine Street
                                New York, NY 10005
                                Attention: Gary A. Schwartz
                                SVP and General Counsel
                                Facsimile: (212) 248-0965


     with a copy to: 		Gibson, Dunn & Crutcher LLP
      			        Gibson, Dunn & Crutcher LLP.
                                200 Park Avenue
                                New York, New York 10017
                                Attention: Lois Herzeca, Esq.
                                Facsimile: (212) 351 -5218

     if to Stockholder:         Davis Selected Advisers, L.P.
                                2949 E. Elvira Road
                                Tucson,  Arizona 85756
                                Attention Thomas Tays, CLO

     with a copy to:            Davis Selected Advisers, L.P.
	                        609 Fifth Ave., 11th Floor
                                New York, New York 10017
                                Attention: Anthony Frazia, CCO

     7. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     8. Amendments; Waivers; Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     9. Governing Law; Venue; Specific Performance; Waiver of Jury
Trial. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH
THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 6 hereof or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof.

The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.
It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT
OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS
OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED
TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

     10. Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

     11. Further Assurances. At the request of any party to another party or parties to this Agreement, such other party or parties shall execute and deliver such commercially reasonable instruments or documents to evidence or further effectuate (but not to enlarge) the respective rights and obligations of the parties and to evidence and effectuate any termination of this Agreement in accordance with its terms.


[Signature page follows.]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

                              DAVIS SELECTED ADVISORS, L.P.
                              By:
                              Name: Anthony Frazia
                              Title:  Co-Chief Compliance Officer

                              TRANSATLANTIC HOLDINGS, INC.
                              By:
                              Name: Gary A. Schwartz
                              Title: Senior Vice President
                                     and General Counsel


Exhibit 3


Special Commitment To The New York State Insurance Department


                              Special Commitment To
                       The New York State Insurance Department


Re: Application for Determination of Non-Control of Transatlantic Holdings, Inc. (the "Company") by Davis Selected Advisers, L.P. (the "Applicant") Filed Pursuant to New York Insurance Law 1505(c)

Dear Superintendent Eric R. Dinallo:

In connection with the captioned application, the Applicant agrees that it will not, directly or indirectly:

1. Acquire or retain shares that would cause its ownership of the Company to exceed 24.9% of the Company's issued and outstanding voting securities;

2. By any means direct or cause the direction, or attempt to direct or cause the direction, of the management or policies of the Company, including exercising or attempting to exercise a controlling influence over the management or policies of the Company or otherwise exercise or attempt to exercise control over the Company;

3. Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or the Board of Directors of the Company;

4. Seek or accept representation on the Board of Directors of the Company;

5. Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of the Company; however, it is recognized that the Applicant receives inquires from investors with respect to specific proxy materials and the Applicant may discuss same with such investors as part of its investment responsibilities;

6. Without 30-day prior notification to the New York Insurance Department, enter into any transactions of the kinds set forth in New York Insurance Law Section 1505(c) or (d) with the Company.

As used herein, the "Applicant" means the Applicant and all of its subsidiaries. The term "control" shall have the meaning set forth in New York Insurance Law Section 1501 (a)(2). The term "subsidiary" shall have the meaning set forth in New York Insurance Section 107(40).

Very truly yours,

DAVIS SELECTED ADVISERS, L.P.

(The "Applicant")
Anthony Frazia, JD, CRCP
Co-Chief Compliance Officer/
Director of Institutional Compliance,
Operations & Risk Management

 By:________________________
[OFFICER]

 Dated: June 17, 2009

[Signature Page to Voting Agreement]





                                    SCHEDULE I
                      Information with Respect to Executive
                              Officers and Directors

The following information is disclosed for the general partner and each of the executive officers of Davis Advisors: name; business address; and present principal occupation or employment. Each individual identified below is a citizen of the United States.


DAVIS SELECTED ADVISERS, L.P.

General Partner: Davis Investments, LLC (a Delaware limited liability company) serves as Davis Selected Advisers, L.P.'s sole general partner. Davis Investments, LLC is wholly owned by Christopher Davis.

Executive Officers

Sole Member & Chairman	Christopher C. Davis(1)
President	Andrew A. Davis(2)
Chief Operating Officer	Kenneth C. Eich(3)
Chief Marketing Officer	Russell O. Wiese(1)
Vice President, Chief Financial Officer, Treasurer &
Assistant Secretary	Gary P. Tyc(3)
Vice President, Chief Legal Officer, General Counsel,
& Secretary	Thomas D. Tays(3)
Vice President & Chief Compliance Officer	Sharra L. Haynes(3)
Co-Chief Compliance Officer	Anthony Frazia(1)
Vice President & Information Technology Manager	Sandra E. Duran(2)
Vice President & Director of Fund Accounting	Douglas A. Haines(3)
Assistant Vice President	Catherine A. Merlino(3)

(1)Principal office 620 Fifth Avenue, 3rd Floor, New York, New York 10020
(2)Principal office 124 East Marcy Street, Santa Fe New Mexico 87501
(3)Principal office 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756




Davis New York Venture Fund

The following information is disclosed for each of the directors and executive officers of Davis New York Venture Fund: name; business address; and present principal occupation or employment. Each individual identified below is a citizen of the United States. The address of each individual for purposes of correspondence is c/o Davis Selected Advisers, L.P. 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756


Directors

Thomas Gayner: Chairman of the Board. President and Chief Investment Officer, Markel Corporation (an insurance company)

Marc Blum: Director. Chief Executive Officer, World Total Return Fund, LLLP; of Counsel to Gordon, Feinblatt, Rothman, Hoffberger and Hollander, LLC (law firm).

Andrew Davis: Director President or Vice President of each Davis Fund and Selected Fund; President, Davis Selected Advisers, L.P., and also serves as an executive officer in certain companies affiliated with the Adviser.

Christopher Davis: Director. President or Vice President of each Davis Fund, Selected Fund, and Clipper Fund; Chairman of Davis Selected Advisers, L.P., and also serves as an executive officer in certain companies affiliated with the Adviser.

John Gates, Jr.: Director. Chairman and Chief Executive Officer of PortaeCo LLC, a private investment company.

G. Bernard Hamilton: Director. Retired. Former Managing General Partner, Avanti Partners, L.P. (investment partnership).

Samuel Iapalucci: Director. Retired. Former Executive Vice President and Chief Financial Officer, CH2M HILL Companies Ltd., (engineering).

Robert Morgenthau: Director. Chairman, NorthRoad Capital Management LLC (an investment management firm).

Marsha Williams: Director. Retired: Formerly Senior Vice President and Chief Financial Officer of Orbitz Worldwide, Inc. (travel service provider)


Officers

Christopher Davis:  See description in the section on Directors.
Andrew Davis: See description in the section on Directors.
Kenneth Eich: Executive Vice President and Principal Executive Officer of each of the Davis Funds, Selected Funds, and Clipper Fund, Inc.; Chief Operating Officer, Davis Selected Advisers, L.P.; and also serves as an executive officer in certain companies affiliated with the Adviser.

Douglas Haines: Vice President, Treasurer, Chief Financial Officer, Principal Financial Officer, and Principal Accounting Officer of each of the Davis Funds, Selected Funds, and Clipper Fund, Inc.; Vice President and Director of Fund Accounting, Davis Selected Advisers, L.P.

Sharra Haynes: Vice President, Chief Compliance Officer of each of the Davis Funds, Selected Funds, and Clipper Fund, Inc.; Vice President and Chief Compliance Officer, Davis Selected Advisers, L.P.; and also serves as an executive officer in certain companies affiliated with the Adviser.

Thomas Tays: Vice President and Secretary of each of the Davis Funds, Selected Funds, and Clipper Fund, Inc.; Vice President, Chief Legal Officer and Secretary, Davis Selected Advisers, L.P.; and also serves as an executive officer in certain companies affiliated with the Adviser.




                           SCHEDULE II
Securities transactions in the last 60 days.

Purchases and sales by Davis Advisors were conducted in the open market in the ordinary course of business.


Transaction Type        Date   		 # of Shares      Price per Share
        (Net of commissions)


Sold			06/23/11		 131	 	 $47.47
Sold			06/24/11		 169		 $47.60
Buy			06/27/11		  60		 $48.13
Sold			06/27/11		  33		 $48.50
Sold			06/28/11		  17		 $48.24
Sold			06/29/11		  95		 $49.10
Sold			06/30/11		 137		 $49.07
Buy			07/01/11		  36		 $48.60
Sold			07/01/11		  52		 $49.13
Sold			07/05/11		 103		 $48.65
Sold			07/06/11		  81		 $49.20
Sold			07/07/11		 120		 $49.29
Sold			07/08/11		 228		 $49.40
Sold			07/11/11		 433		 $48.23
Sold			07/12/11		  33		 $49.47
Sold			07/13/11		 242		 $51.81
Sold			07/14/11		 272		 $51.74
Sold			07/15/11		 114		 $51.53
Sold			07/18/11		  83		 $51.15
Sold			07/19/11		 140	 	 $51.36
Sold			07/20/11		  77		 $51.69
Sold			07/21/11	 	  25		 $52.61
Sold			07/22/11		  88		 $52.30
Sold			07/25/11		  76		 $52.04
Sold			07/26/11		 398		 $52.28
Sold			07/27/11		 170		 $52.01
Sold			07/28/11		 181		 $51.53
Sold			07/29/11		 218		 $51.03
Sold			08/01/11		  96		 $50.83
Sold			08/02/11		 132		 $50.81
Sold			08/03/11		 172		 $49.85
Sold			08/04/11		  74		 $47.39
Sold			08/05/11		 264	 	 $45.67
Sold			08/08/11		 453 		 $48.36
Sold			08/09/11		 243		 $49.58
Sold			08/10/11		 150		 $49.23
Sold			08/11/11		  89		 $50.09
Sold			08/12/11		 275		 $49.97
Sold			08/15/11		 269	 	 $50.97
Sold			08/16/11		  74		 $51.06
Sold			08/17/11		  98		 $50.77
Sold			08/18/11		 174		 $50.32
Sold			08/19/11		 233		 $50.19
Sold			08/22/11		 170	 	 $49.99
Sold			08/23/11		  72		 $49.90



DAVIS SELECTED ADVISERS, L.P.
Schedule 13D Riders

Rider 1A

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).


Rider 6A

Based upon 62,483,787 shares stated to be outstanding as of June 30, 2011 in the Issuer's Form 10_Q filed with the Securities Exchange
Commission on August 5, 2011.